
10031981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH, D.C.
193
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Point Capital Markets, Inc.

JOHN M. CUNNINGHAM, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 E 57th Street 8th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Holman –PRESIDENT (610) 527-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael O'Doherty, CPA
(Name - if individual, state last, first, middle name)

373 Baltimore Pike	Springfield	PA	19064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John Holman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of John M. Cunningham, Inc. (Company) at June 30, 2010 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



John Holman, President

Sworn and subscribed to before me this 26 day of August, 2010.



WHITNEY S. QUILLEN
Notary Public, State of New York
No.02QU5040766
Qualified in New York County
Commission Expires Oct 15, 2012

JOHN M. CUNNINGHAM, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

JOHN M. CUNNINGHAM, INC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended June 30, 2010

JOHN M. CUNNINGHAM, INC

TABLE OF CONTENTS


MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditor's Report

To the Board of Directors and Stockholders of
John M. Cunningham, Inc.

We have audited the accompanying balance sheet of John M. Cunningham, Inc., as of June 30, 2010, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John M. Cunningham, Inc. as of June 30, 2010, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Springfield, Pennsylvania
July 26, 2010

JOHN M. CUNNINGHAM, INC.
BALANCE SHEET
JUNE 30, 2010

ASSETS

Cash	$ 11,830
Receivable from clearing firm	110,863
Total Assets	$ 122,693

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 26,075
Total Liabilities	26,075
Contingencies	-
Common stock - par value $10 per share, 20,000 shares authorized, 15,001 shares issued and outstanding	150,010
Additional paid in capital	100,000
Retained deficit	(153,392)
Total Stockholder's Equity	96,618
Total Liabilities and Stockholder's Equity	$ 122,693

See accompanying notes.

JOHN M. CUNNINGHAM, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2010

Commissions	$	62,087
Fee income		20,624
Trading gains		234
Total Revenue		82,945
Costs and Expenses:		
Commission		51,400
Marketing and promotion		9,015
Insurance		7,268
Professional fees		5,588
Research costs		5,018
Rents		5,000
Transportation costs		4,167
Clearing costs		3,936
Office supplies and expenses		2,336
Regulatory fees		2,297
Employee benefits		1,486
Taxes		1,107
Telephone		695
Total Costs and Expenses		99,313
Operating income		(16,368)
Interest and dividend income		57
Net income (loss)	$	(16,311)

See accompanying notes.

JOHN M. CUNNINGHAM, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2010

Cash Flows From Operating Activities:	
Net income (loss)	$ (16,311)
Adjustment to reconcile net income to net cash (used) by operating activities:	
(Increase) in receivable from clearing firm	(99,442)
Decrease in receivable from customers	6
Decrease in marketable securities	17,894
Increase in accounts payable and accrued expenses	11,778
(Decrease) in deferred income	(7,207)
Net Cash (Used) By Operating Activities	(93,282)
Cash Flows From Investing Activities:	
Cash Flows from Financing Activities:	
Additional Paid in Capital Contribution	100,000
Net Increase In Cash	6,718
Cash and equivalents, beginning of year	5,112
Cash and equivalents, end of year	$ 11,830

See accompanying notes.

JOHN M. CUNNINGHAM, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, July 1, 2009	$ 150,010	$ -	$ (137,081)
Capital contributions	-	100,000	-
Net income (loss)	-	-	(16,311)
Balance, June 30, 2010	$ 150,010	$ 100,000	$ (153,392)

See accompanying notes.

JOHN M. CUNNINGHAM, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2010

1. ORGANIZATION AND NATURE OF OPERATIONS

John M. Cunningham, Inc. (the "Company"), was incorporated in the Commonwealth of Pennsylvania on July 1, 1975, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corp. (SIPC). The Company was granted membership in the NASD to conduct a general securities operation.

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is June 30.

Cash Equivalents
For purposes of reporting the statement of cash flows, the Company considers cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment
As of June 30, 2010 the Company had no Property and Equipment.

Revenues
Trading gains – The Company trades securities for it's own account recording regular-way trades on the settlement date, which is not materially different than trade date.

Commissions – Commissions are recorded on settlement date, which is not materially different than trade date.

Fee Income – Fees are recorded on the renewal date of each contract. They are initially recorded as unearned and recorded as income as earned.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, John M. Cunningham, Inc. had net capital of $96,618, which exceeded its required net capital of $5,000. The Company had aggregate indebtedness at June 30, 2010 of $26,075.

4. INCOME TAXES

The Company has a capital loss carryforward of nearly $210,000, the benefit from which have not been recorded because their realization is doubtful. During the year ended June 30, 2010, the Company utilized none of its loss carryforward, offsetting any income tax liability on the current year's earnings.

5. FAIR VALUE

The Company's investments are carried at fair market value. At June 30, 2010, the Company held no equity positions.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7 SUBSEQUENT EVENT

On July 7, 2010, subsequent to the period covered by this report, the Company filed with the Department of State of the Commonwealth of Pennsylvania an amendment to its certificate of incorporation to change its name from John M Cunningham, Inc. to Point Capital Markets, Inc.

JOHN M. CUNNINGHAM, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

NET CAPITAL:		
Total stockholder's equity		$ 96,618
Deductions and/or charges:		
Non-allowable assets:		
-	-	
Net capital before haircuts on securities positions		96,618
Haricuts on securities positions		-
Net Capital		$ 96,618
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	26,075	
Deferred revenue	-	
Unearned income	-	
Total Aggregate Indebetedness		$ 26,075
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required:		
-(6 2/3% of Total Aggregate Indebtedness)	1,738	
Minimum Dollar Net Capital Required	5,000	
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 91,618
Excess net capital at 1000%		$ 94,011
Percent of aggregate indebtedness to net capital		27%

The above computation does not differ materially from the June 30, 2010 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Accountants' Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of:

John M. Cunningham, Inc.

In planning and performing our audit of the financial statements and supplemental information of John M. Cunningham, Inc. (the Company), for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Springfield, Pennsylvania
July 26, 2010